SUB-ITEM 77D(G)

                          POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                        AIM INVESTMENT SERCURITIES FUNDS

On December 13, 2007, the Board of Trustees (the "Board") of AIM Investment Securities Funds on behalf of AIM High Yield Fund, AIM Income Fund, AIM Intermediate Government Fund, AIM Limited Maturity Fund, AIM Municipal Bond Fund, AIM Short Term Bond Fund and AIM Total Return Bond Fund (the "Funds"), approved permitting the Funds to borrow from banks for leverage in an amount not exceeding 5% of the Funds' total assets (not including the amount borrowed) at the time the borrowings is made.